Shearson Financial Services, LLC

Statement of Financial Condition
[with supplemental information
as required by Rule 17a-5 of the
Securities and Exchange
Commission]

December 31, 2017

SHEARSON FINANCIAL SERVICES, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members
of Shearson Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shearson Financial Services, LLC as of December 31, 2017, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shearson Financial Services, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Shearson Financial Services, LLC's management. Our responsibility is to express an opinion Shearson Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shearson Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, Schedule of Aggregate Indebtedness and Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Shearson Financial Services, LLC financial statements. The supplemental information is the responsibility of Shearson Financial Services, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, Schedule of Aggregate Indebtedness and Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Shearson Financial Services, LLC's auditor since November, 2017.
Coconut Creek, Florida
February 28, 2018

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CASH AND CASH EQUIVALENTS	$	212,302
DEPOSIT WITH CLEARING ORGANIZATION		200,000
RECEIVABLE FROM CLEARING ORGANIZATION		49,453
MARKETABLE SECURITIES, AT FAIR VALUE		535
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $188,988		72,688
DEPOSITS		11,500
TOTAL ASSETS	$	546,478

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	82,580
Payable to brokers		141,980
Secured clearing organization loans		211
Total liabilities		224,771
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		321,707
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	546,478

See accompanying notes.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Shearson Financial Services, LLC (the "Company") is a broker-dealer specializing in fixed income and equity securities. The Company acts in a principal capacity, buying and selling for its own account and trading with other dealers, and in an agency capacity, buying and selling securities for its customers and earning a commission. The Company is a broker-dealer registered with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA].

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deposit with clearing organization

The deposit with clearing organization consists of $200,000 on deposit with RBC Dain pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of RBC Dain, the Company is required to maintain this fund on deposit.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 5].

Securities owned, at fair value

Securities are valued at fair value.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

Depreciation is computed on the straight-line method over seven years for furniture and fixtures and five years for equipment. Certain art pieces included in property and equipment are not depreciated as they do not have a determinable useful life.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company, with the member's consent, has elected to be treated as an S Corporation for federal tax purposes. Under this election, no provision for income taxes is made since such taxes are included in the personal return of the member.

The Company assesses its unrecognized tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Management believes the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2014.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America [GAAP] requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts.

Fair value measurement

FASB ASC 820 defined fair value as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. There is a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below:

Level 1   -   quoted prices in active markets for identical investments

Level 2   -   other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3   -   significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of fair value accounting, the following valuation techniques were employed:

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over the counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by reputable independent pricing sources selected by management. The Company has sole and absolute discretion in valuing any positions for which market quotations are not readily available or in adjusting the valuation of any other positions. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

Commercial Mortgage-Backed Securities (CMBS) and Asset-Backed Securities (ABS)

CMBS and ABS may be valued based on external price/spread data. When position-specific external price data are not observable, the valuation is based on prices of comparable securities. Included in this category are certain interest-only securities, which, in the absence of market prices, are valued as a function of observable whole-bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. CMBS and ABS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which deferred the effective date of ASU 2014-09 for all entities by one year. This update is effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within those reporting periods. Earlier application was permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. ASU 2014-09 was to become effective for us beginning January 2017; however, ASU 2015-14 deferred our effective date until January 2018, which is when we plan to adopt this standard. The ASU permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The ASU also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required for customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. The majority of our revenue arrangements generally consist of two performance obligations to transfer promised goods (trade execution and custody services). Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance. We adopted the new standard effective January 1, 2018, using the modified retrospective approach, and will expand financial statement disclosures in order to comply with the ASU.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company does not expect that the adoption will have a material impact on its consolidated financial statements

In November 2016, the FASB issued Accounting Standards Update 2016-18 (ASU 2016-18), Statement of Cash Flows: Restricted Cash. This ASU provides guidance on the classification of restricted cash in the statement of cash flows. The amendments in this ASU are effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted; however, we do not plan to early adopt. The amendments in the ASU should be adopted on a retrospective basis. The Company does not expect that adoption of this ASU to have a material effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Intangible assets consisted of a Trademark. In accordance with ASC-350-30 General Intangibles Other Than Goodwill, the Company had recorded this intangible asset with an indefinite life and not subject to amortization. An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company has determined that at December 31, 2017, that the asset was impaired and recorded an impairment expense of $45,000.

NOTE 2.   RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears all of its proprietary transactions through RBC Dain on a fully disclosed basis. The amount receivable from the clearing organization totaled $49,453.

NOTE 3.   FAIR VALUE MEASUREMENT

The following table presents information about the Company's financial assets measured at fair value as of December 31, 2017:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed income securities	$ -	$ 535	$ -	$ 535

The carrying amount of those assets and all other assets and liabilities noted on the balance sheet are reflected at fair value due to the short-term nature of the liabilities.

SHEARSON FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 4.	COMMITMENTS AND CONTINGENCIES

The Company is obligated under a non-cancelable lease agreement for its office facility in Boca Raton, Florida, which expired in April 2016. In May 2016, the Company extended its lease through April 2019. Monthly rent expense is approximately $3,000, excluding common area maintenance fees.

Approximate future minimum payments under the non-cancelable lease for the years subsequent to December 31, 2017 are as follows:

2018	$	37,000
2019		13,000
Total	$	50,000

Total rent expense including common area maintenance fees was $66,409 for the year ended December 31, 2017.

NOTE 5.	NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC's Uniform Net Capital Rule 15c3-1, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. Under the rule, the ratio of Aggregate Indebtedness to the Net Capital should not exceed 15 to 1. At December 31, 2017, the Company's "Net Capital" was $237,035, which exceeded the requirements by $137,035. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.95 to 1 at December 31, 2017.

NOTE 6.	PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2017are as follows:

Furniture and Fixtures	$	185,581
Office Equipment		76,095
		261,676
Less accumulated depreciation		(188,988)
	$	72,688

Depreciation expense was $9,020 for the year ended December 31, 2017.

NOTE 7.   OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions including To-Be-Announced Securities (TBA). These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The trading of TBAs is conducted with other registered broker-dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized market valuation gains/losses recorded in the Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. Securities held by these financial institutions did not exceed SIPC limits at December 31, 2017. The Company did not have any cash in excess of federally insured limits at December 31, 2017.

NOTE 8.   SECURED CLEARING ORGANIZATION LOANS

Secured clearing organization loans are used to finance the Company's proprietary trading activities. Secured clearing organization loans totaling $211 are collateralized by the Company's marketable securities as of December 31, 2017. Interest expense incurred on these borrowings totaled $6,185 for the year ended December 31, 2017 and is included in general and administrative expenses in the accompanying statement of income.

NOTE 9.   SUBSEQUENT EVENTS

Under the provisions set forth in FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 28, 2018, and has determined that there are no material events that would require adjustment to or additional disclosure herein.

SUPPLEMENTARY INFORMATION

SHEARSON FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2017

Member's equity	$	321,707
NON-ALLOWABLE ASSETS		
Property and equipment		72,688
Other assets		11,500
Receivable from reps		175
Total non-allowable assets		84,363
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		237,344
HAIRCUTS ON SECURITY POSITIONS		309
NET CAPITAL		237,035
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR		
6 2/3% OF AGGREGATE INDEBTEDNESS OF $221,272		100,000
EXCESS NET CAPITAL	$	137,035

RECONCILIATION OF NET CAPITAL

NET CAPITAL, AS REPORTED IN THE COMPANY'S PART IIA		
ORIGINALLY-FILED (UNAUDITED) FOCUS REPORT	$	171,648
Asset adjustments:		
Add: RBC dain checking		15,928
Liability Adjustments:		
Less: RBC dain checking payable		29,719
Add: Accounts payable		(22,998)
Less: Commissions payable		4,020
Less: Accrued expenses		38,718
NET CAPITAL PER PRECEDING	$	237,035

SHEARSON FINANCIAL SERVICES, LLC
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2017

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.95 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	82,580
Payable to brokers		141,980
Secured clearing organization loans		211
Total aggregate indebtedness	$	224,771